Exhibit 99.1

PENN WEST ANNOUNCES THE RENEWAL OF ITS BANK FACILITY

FOR IMMEDIATE RELEASE, May 6, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “COMPANY”) announces that it has closed the renewal of its unsecured, revolving bank facility today. Penn West chose to reduce the borrowing capacity under the renewed facility to an aggregate of $1.7 billion, compared to an aggregate borrowing limit of $3.0 billion under the facility prior to the renewal, as less credit capacity is required under Penn West’s long-term plan announced in late 2013. The facility consists of two tranches with different maturity dates: tranche one has a borrowing limit of $1.2 billion involving a five-year term extension of the existing facility with a maturity date of May 6, 2019; and tranche two provides a $500 million borrowing limit with a maturity date of June 30, 2016, being the maturity date of the bank facility in place prior to this renewal. Penn West anticipates cancelling tranche two upon completion of the second phase of its asset disposition strategy contemplated under its long-term plan. “This renewal and the planned future reduction in our bank facility are key steps in Penn West’s long-term plan”, said Dave Roberts, Penn West’s President and Chief Executive Officer.

Penn West currently has a total of approximately $300 million drawn on the bank facility. The facility includes a syndicate of Canadian and international banks with the renewal having been jointly led by the Canadian Imperial Bank of Commerce and the Bank of Montreal.

Forward-Looking Information Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words that suggest future events or future performance. All statements other than statements of historical fact may be forward-looking statements. In particular, this document contains, without limitation, forward-looking statements pertaining to: our belief that we will require less credit capacity in the future based on the assumptions contained in our long-term plan; and our anticipated cancellation of tranche two of the bank facility upon completion of the second phase of our asset disposition strategy contemplated under our long-term plan. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to execute on planned asset acquisition and divestment programs, and in particular the expected terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute our long-term plan as described in our other disclosure documents, and our belief that the execution of such strategy will allow us to reduce our indebtedness and our need for credit capacity; that we will not alter our long-term plan in a way that materially impacts our need for credit capacity; and all of the assumptions described in our other disclosure documents that discuss our long-term plan. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all; the possibility that we will not be able to successfully execute our long-term plan in part or in full, or that we amend our long-term plan, in each case in a manner that limits or precludes our ability to reduce our indebtedness and/or reduce our need for credit capacity; the factors described in our other disclosure documents that discuss our long-term plan; and other factors described under “Risk Factors” in our Annual Information Form and described in our other public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

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